      As filed with the Securities and Exchange Commission on September 3, 1997
                                                   Registration No. 333-[_____]
===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM S-3

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      FIRSTPLUS FINANCIAL GROUP, INC.
           (Exact name of registrant as specified in its charter)

              NEVADA                                75-2561085
  (State or other jurisdiction                   (I.R.S. Employer
of incorporation or organization)              Identification Number)

                                                 RONALD M BENDALIN
                                                  GENERAL COUNSEL
     1600 VICEROY, 8TH FLOOR                  1600 VICEROY, 8TH FLOOR
       DALLAS, TEXAS 75235                       DALLAS, TEXAS 75235
        (214) 599-6400                             (214) 599-6400
(Name, address, including zip code,     (Name, address, including zip code,
  and telephone number, including          and telephone number, including
 registrant's principal executive        area code, of registrant's agent
           offices)                                 for service)

                                 Copies to:

                          RONALD J. FRAPPIER, ESQ.
                          T. ALLEN MCCONNELL, ESQ.
                            JENKENS & GILCHRIST,
                         A PROFESSIONAL CORPORATION
                        1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202
                               (214) 855-4500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reimbursement plans, check the following box.
          /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
          / /____________.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
          / / ____________.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            --------------------

                       CALCULATION OF REGISTRATION FEE
===============================================================================
                                      PROPOSED       PROPOSED
TITLE OF EACH                          MAXIMUM        MAXIMUM
   CLASS OF                           OFFERING       AGGREGATE    AMOUNT OF
  SECURITIES       AMOUNT TO BE       PRICE PER       OFFERING   REGISTRATION
  REGISTERED        REGISTERED       SECURITY(1)      PRICE(1)       FEE
-------------------------------------------------------------------------------
Common Stock..... 889,209 Shares      $47.1875      $41,959,550     $12,716
===============================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based upon the average of the high and low prices reported on the Nasdaq National Market on August 28, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                    Subject To Completion Dated September 3, 1997

PROSPECTUS                          889,209 SHARES

                           FIRSTPLUS FINANCIAL GROUP, INC.
                                     COMMON STOCK
                                   _______________

    This Prospectus relates to 889,209 shares (the "Shares") of voting common stock, $.01 par value per share (the "Common Stock"), of FIRSTPLUS Financial Group, Inc., a Nevada corporation (the "Company"), that may be offered and sold from time to time by certain stockholders of the Company (the "Selling Stockholders").

    The Common Stock is traded on the Nasdaq National Market under the symbol "FPFG." On August 28, 1997, the closing price for the Common Stock on the Nasdaq National Market was $44.50.

    The Shares offered hereby may be sold from time to time by the Selling Stockholders. Such sales may be made directly, through agents designated from time to time, or through dealers and underwriters also to be designated, or on the Nasdaq National Market or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions (which may include the pledge or hypothecation of some or all of the Shares). To the extent required, the specific shares of Common Stock to be sold, name of the Selling Stockholder (or the pledgee of such Selling Stockholder, as the case may be), public offering price, the names of any such agents, dealers or underwriters, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution; Selling Stockholders."

    The Company will receive none of the proceeds from the sale of the Common Stock offered hereby by the Selling Stockholders. All expenses of registration incurred in connection with this offering are being borne by the Company. All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

    FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
            THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                EXCHANGE COMMISSION OR ANY STATE SECURITIES
                   COMMISSION PASSED UPON THE ACCURACY OR
                     ADEQUACY OF THIS PROSPECTUS.  ANY
                       REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.

                        ___________________________


             THE DATE OF THIS PROSPECTUS IS ____________, 1997.

                           AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, including exhibits thereto, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement, and exhibits thereto, may be acquired upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street,
Suite 1400, Chicago, Illinois 60661. Copies can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza,
450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web Site that contains reports, proxy statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov.

                    DOCUMENTS INCORPORATED BY REFERENCE

    The following documents or portions thereof filed by the Company are hereby incorporated by reference in this Prospectus:

    (i) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996;

    (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997.

    (iii) the Company's Current Report on Form 8-K, filed with the Commission on December 19, 1996; and

    (iv) the description of the Common Stock set forth in the Registration Statement on Form 8-A, dated January 15, 1996, filed with the Commission, including any amendment or report filed for the purpose of updating such description.

    In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits and schedules to such documents, unless such exhibits or schedules are specifically incorporated by reference into such documents). Such requests should be directed to Ronald M Bendalin, General Counsel, FIRSTPLUS Financial Group, Inc., 1600 Viceroy, 8th Floor, Dallas, Texas 75235, or by telephone at
(214) 599-6400.

                             PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THAT APPEAR ELSEWHERE OR ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IN ADDITION TO OTHER INFORMATION IN THIS PROSPECTUS, THE FACTORS SET FORTH UNDER "RISK FACTORS" BELOW SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY. UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES HEREIN TO THE "COMPANY" REFER TO FIRSTPLUS FINANCIAL GROUP, INC. AND ITS SUBSIDIARIES. EXCEPT AS OTHERWISE NOTED HEREIN, ALL INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS RELATING TO THE COMPANY'S CAPITAL STOCK HAS BEEN ADJUSTED TO REFLECT SPLITS ON THE COMPANY COMMON STOCK OF 67-FOR-ONE AND TWO-FOR-ONE IN JULY 1995 AND NOVEMBER 1996, RESPECTIVELY. UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO THE COMPANY'S ORIGINATION OF STRATEGIC LOANS INCLUDES BULK PURCHASES OF LOANS ("BULK LOANS").

                                THE COMPANY

     FIRSTPLUS Financial Group, Inc. is a specialized consumer finance company that originates, purchases, services and sells consumer finance receivables, substantially all of which are debt consolidation or home improvement loans secured primarily by second liens on real property. The Company offers uninsured home improvement and uninsured debt consolidation loans ("Conventional Loans") and to a lesser extent partially insured Title I home improvement loans ("Title I Loans"). Title I Loans are insured, subject to certain exceptions, for 90% of the principal balance and certain interest costs under the Title I credit insurance program (the "Title I Program") administered by the Department of Housing and Urban Development ("HUD") of the Federal Housing Administration (the "FHA"). The Company sells substantially all of its Conventional Loans and Title I Loans that meet its securitization parameters (collectively, the Company's "strategic loans") primarily through its securitization program and retains rights to service these loans.

     The Company relies principally on the creditworthiness of the borrower for repayment of Conventional Loans. The Company's borrowers typically have limited access to consumer financing for a variety of reasons, primarily insufficient home equity values. The Company uses its own credit evaluation criteria to classify its applicants as "A+" through "D" credits. The Company currently makes loans only to borrowers it classifies as "C+" or better for Conventional Loans and "C" or better for Title I Loans. The Company's credit evaluation criteria include, as a significant component, the credit evaluation scoring methodology developed by Fair, Isaac and Company ("FICO"), a consulting firm specializing in creating default-predictive models through scoring mechanisms.

     The Company's principal origination channel is its network of regional independent correspondent lenders. Correspondent lenders tend to be commercial banks, thrifts or finance companies that do not have the infrastructure to hold and service portfolios of Conventional and Title I Loans. The Company's correspondent lenders originate Conventional and Title I Loans using the Company's underwriting criteria and sell these loans to the Company. During fiscal 1995 and 1996 and the first nine months of fiscal 1997, the Company originated loans through correspondent lenders ("Correspondent Loans") of $81.9 million, $1.0 billion and $2.1 billion, respectively, representing 68.5%, 93.9% and 81.8%, respectively, of the Company's originations of strategic loans during such periods (excluding Bulk Loans).

     In early 1996, the Company expanded its efforts to originate loans directly to qualified homeowners ("Direct Loans"). The Company originates Direct Loans through television, radio and direct mail advertising campaigns and referrals from independent home improvement contractors. The Company is pursuing a strategy to increase its Direct Loan originations because the Company believes that Direct Loans should prove to be more profitable and allow the Company to have better control over the quality and size of the Company's production.

     The Company sells substantially all of the Conventional Loans and Title I Loans it originates and purchases through its securitization program and generally retains rights to service such loans. The Company earns servicing fees on a monthly basis ranging from 0.75% to 1.00% on the loans it services in the various securitization pools. At June 30, 1997, the principal amount of strategic loans serviced by the Company (the "Serviced Loan Portfolio") was $3.6 billion. The Serviced Loan Portfolio includes strategic loans held for sale and strategic loans that have been securitized and are serviced by the Company (including $56.1 million of loans subserviced by a third party).

     The Company is a Nevada corporation that was formed in October 1994 to combine the operations of SFA: State Financial Acceptance Corporation ("SFA"), a home improvement lender formed in January 1990, and FIRSTPLUS Financial, Inc., formerly Remodelers National Funding Corporation ("FIRSTPLUS Financial"), an approved Title I home improvement lender formed in April 1986 (the "Combination"). The Company's principal offices are located at 1600 Viceroy, 8th Floor, Dallas, Texas 75235, and its telephone number is (214) 599-6400.

                                THE OFFERING

     This Prospectus relates to 889,209 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Plan of Distribution; Selling Stockholders."

                        FORWARD-LOOKING INFORMATION

     CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS CONSTITUTES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT, AND
SECTION 21E OF THE EXCHANGE ACT, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, THE STATEMENTS IN "RISK FACTORS" OF THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                                 RISK FACTORS

     AN INVESTMENT IN THE COMMON STOCK INVOLVES CERTAIN RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

LIQUIDITY AND CAPITAL RESOURCES

     LIQUIDITY. As a result of the Company's increasing volume of loan originations and purchases, and its expanding securitization activities, the Company has operated, and expects to continue to operate, on a negative operating cash flow basis, which is expected to increase as the volume of the Company's loan purchases and originations increases and its securitization program grows. The Company's primary operating cash requirements include the funding of (i) loan originations and loan purchases, (ii) reserve accounts, overcollateralization requirements, fees and expenses incurred in connection with its securitization program, (iii) tax payments due on the Company's taxable net income, (iv) television, radio and direct mail advertising and other marketing expenses, and (v) administrative and other operating expenses.

     There can be no assurance that, as the Company's existing lending arrangements mature, the Company will have access to the financing necessary for its operations and its growth plans or that such financing will be available to the Company on favorable terms. To the extent the Company is unable to renew existing warehouse facilities or arrange additional or new warehouse lines of credit, the Company may have to curtail loan origination and purchasing activities, which could have a material adverse effect on the Company's results of operations and financial condition.

     NEED FOR ADDITIONAL FINANCING. The Company requires substantial capital to fund its operations. Consequently, the Company's operations and its ability to grow are affected by the availability of financing and the terms thereof. Based on the rate of growth of the Company's originations in the recent past, the Company anticipates that it will need to arrange additional warehouse lines of credit or other financing sources in the foreseeable future in order to maintain its historical growth rates. The Company is currently negotiating for increased and/or new warehouse facilities; however, the Company has no commitments for such increased and/or additional financings, and there can be no assurance that the Company will be successful in consummating such financing transactions in the future or on terms the Company would consider to be favorable. If the Company is unable to arrange new warehouse lines of credit or other financing sources, the Company may have to curtail its loan origination and purchasing activities, which could have a material adverse effect on the Company's results of operations and financial condition.

     DEPENDENCE ON SECURITIZATION TRANSACTIONS. Since the beginning of fiscal 1995, the Company has utilized a securitization program that involves the periodic pooling and sale of its strategic loans. The securitization proceeds have historically been used to repay borrowings under warehouse facilities, thereby making such warehouse facilities available to finance the origination and purchase of additional strategic loans. There can be no assurance that, as the Company's volume of loans originated or purchased increases and other new products available for securitization increases, the Company will be able to securitize its loan production efficiently. In addition, the securitization market for many types of assets is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. Securitization transactions may be affected by a number of factors, some of which are beyond the Company's control, including, among other things, conditions in the securities markets in general, conditions in the asset-backed securitizations market and the conformity of loan pools to rating agency requirements and to the extent that monoline insurance is used, the requirements of such insurers. Adverse changes in the secondary market could impair the Company's ability to originate, purchase and sell loans on a favorable or timely basis. In addition, the Company's securitizations typically utilize credit enhancements in the form of financial guaranty insurance policies in order to achieve better credit ratings. Failure to obtain acceptable rating agency ratings or insurance company credit enhancements could decrease the efficiency or affect the timing of future securitizations. The Company intends to continue public or private securitizations of its loan pools on a quarterly basis. Any delay in the sale of a loan pool beyond a quarter-end would substantially reduce and may eliminate the Company's gain on sale of loans, net (the "Gain on Sale"), in the given quarter and would likely result in losses for such quarter being reported by the Company. If the Company were unable to securitize loans due to changes in the secondary market or the unavailability of credit enhancements, the Company's growth would be materially impaired and the Company's results of operations and financial condition would be materially adversely affected.

     RISKS ASSOCIATED WITH LOANS HELD FOR SALE. In order to increase its interest income and, therefore, reduce the amount of cash used in the Company's operating activities, in the third quarter of fiscal 1996 the Company began to implement a strategy of maintaining a significant quantity of loans on its balance sheet as "loans held for sale, net." During fiscal 1994 and 1995, loans were held an average of one month before their sale. In fiscal 1996, this average holding period increased to two months. During fiscal 1997 the holding period has increased to approximately 180 days, and it could exceed one year thereafter.

     The interest rate on loans originated and purchased by the Company are fixed at the time the Company issues a loan commitment. In addition, the interest rates on the Company's loans are fixed, and the Company's loan financing facilities all bear floating interest rates. See "--Sensitivity to Interest Rates." Accordingly, the Company's strategy to increase the dollar amount of loans held for sale and the length of time such loans are held will significantly increase the Company's exposure to interest rate fluctuations and the risks that such fluctuations will result in greater interest expense under warehouse facilities and reduced Gain on Sale resulting from a reduced spread between the interest rates charged to borrowers and the interest rate paid to investors in securitizations. Moreover, in order to manage this increased risk, the Company will have to increase its hedging activities, and there can be no assurance that such hedging activities will be successful in managing the risk or will not themselves have a material adverse effect on the Company's financial condition or results of operations. Further, because the Company's warehouse facilities bear interest at variable rates, the Company has a need for medium- to long-term, fixed rate financing. As a result, there can be no assurance that this strategy will not have a material adverse effect on the Company's financial condition or results of operations.

SENSITIVITY TO INTEREST RATES

     The Company's profitability may be directly affected by fluctuations in interest rates. While the Company monitors interest rates and employs a strategy designed to hedge some of the risks associated with changes in interest rates, no assurance can be given that the Company's results of operations and financial condition will not be adversely affected during periods of fluctuations in interest rates. The Company's interest rate hedging strategy currently includes purchasing put contracts on treasury securities, selling short treasury securities and maintaining a pre-funding strategy with respect to its securitizations. Since the interest rates on the Company's indebtedness used to fund and acquire loans are variable and the rates charged on loans the Company originates and purchases are fixed, increases in the interest rates after loans are originated and prior to their sale could have a material adverse effect on the Company's results of operations and financial condition. In addition, increases in interest rates prior to sale of the loans may reduce the Gain on Sale earned by the Company. The ultimate sale of the Company's loans will fix the spread between the interest rates paid by borrowers and the interest rates paid to investors in securitization transactions (the "Excess Servicing Spread") with respect to such loans, although increases in interest rates may narrow the potential spread that existed at the time the loans were originated or purchased by the Company. A significant, sustained rise in interest rates could curtail the Company's growth opportunities by decreasing the demand for loans at such rates and increasing market pressure to reduce origination fees or servicing spreads. The Company has begun to implement a strategy of maintaining a significant quantity of loans on its balance sheet, thus increasing the length of time that loans are held for sale and materially increasing its interest rate risk.

     The Company's investment in the Excess Servicing Receivable (as defined in "--Excess Servicing Receivable Risks") is also sensitive to interest rates. A decrease in interest rates could cause an increase in the rate at which outstanding loans are prepaid, thereby reducing the period of time during which the Company receives the Excess Servicing Spread and other servicing income with respect to such prepaid loans, thereby possibly resulting in accelerated amortization of the Excess Servicing Receivable. Although an increase in interest rates may decrease prepayments, such increase may not offset the higher interest costs of financing the Excess Servicing Receivable. See "--Excess Servicing Receivable Risks."

CREDIT RISK ASSOCIATED WITH BORROWERS

     Many of the Company's borrowers are consumers who have limited access to consumer financing for a variety of reasons, including insufficient home equity value and, in the case of Title I borrowers, unfavorable past credit experience. The Company is subject to various risks associated with these borrowers, including, but not limited to, the risk that borrowers will not satisfy their debt service payments, including payments of interest and principal, and that the realizable value of the property securing such loans will not be sufficient to repay the borrower's obligation to the Company. The risks associated with the Company's business increase during an economic downturn or recession. Such periods may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of the Company's existing loans, thereby weakening collateral values and foreclosures and the frequency and severity of losses generally increase during economic downturns or recessions. Because the Company lends to borrowers who may be credit-impaired, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than those currently experienced in the consumer finance industry in general. While the Company is experiencing declining delinquency rates on its Serviced Loan Portfolio as a whole, delinquency rates have followed historical trends on a pool-by-pool basis, which trends assume increased rates of delinquencies over time. However, there can be no assurance that delinquency rates will not increase beyond historical trends. In addition, in an economic downturn or recession, the Company's servicing costs will increase. Any sustained period of such increased losses could have a material adverse effect on the Company's results of operations and financial condition.

CREDIT RISK ASSOCIATED WITH HIGH LTV LOANS

     Although the Company's strategic loans are typically secured by real estate, because of the relatively high loan-to-value ratio ("LTV") of most of the Company's loans, in most cases the collateral of such loans will not be sufficient to cover the principal amount of the loans in the event of default. The Company relies principally on the creditworthiness of the borrower and to a lesser extent on the underlying collateral for repayment of the Company's Conventional Loans, and FHA co-insurance with respect to Title I Loans. Consequently, many of the Company's loans equal or exceed the value of the mortgaged properties, in some instances involving LTVs of up to 125%. With respect to many of the Company's loans, LTV determinations are based upon the borrowers' representations as to the value of the underlying property; accordingly, there can be no assurance that such represented values accurately reflect prevailing market prices. With respect to any default, the Company currently evaluates the cost effectiveness of foreclosing on the collateral. To the extent that borrowers with high LTVs default on their loan obligations, the Company is less likely to use foreclosure as a means to mitigate its losses. Under these circumstances, losses would be applied to the Company's allowances for possible credit losses on loans sold and held for sale, except to the extent that Title I Program insurance is available. Such absorption, if in excess of the Company's allowance for such losses, could have a material adverse effect on the Company's financial condition and results of operations, if such losses required the Company to record additional provisions for losses on loans sold.

EXCESS SERVICING RECEIVABLE RISKS

     ILLIQUIDITY OF THE EXCESS SERVICING RECEIVABLE. When the Company's loans are pooled and sold in securitization transactions, the Company recognizes Gain on Sale, which constitutes a substantial majority of the Company's revenues.
the Company records an asset corresponding to its Gain on Sale (the "Excess Servicing Receivable") on its balance sheet in an initial amount equal to the present value of the Excess Servicing Spread it expects to collect over the life of the securitized loans sold. The Company is not aware of an active market for this kind of receivable, and no assurance can be given that the receivable could in fact be sold at its stated value on the balance sheet, if at all.

     In addition, the Gain on Sale is recognized in the period during which loans are sold, while cash payments are received by the Company pursuant to its pooling and servicing agreements and servicing fees are paid to the Company by the securitization trustees over the lives of the securitized loans. This difference in the timing of cash flows could cause a cash shortfall, which may have a material adverse effect on the Company's financial condition and results of operations.

     EXCESS SERVICING RECEIVABLE MAY BE OVERSTATED; PROVISION FOR CREDIT LOSSES MAY BE UNDERSTATED. The calculation of Gain on Sale and the valuation of the Excess Servicing Receivable are based on certain management estimates relating to the appropriate discount rate and anticipated average lives of the loans sold. In order to determine the present value of this excess cash flow, the Company currently applies an estimated market discount rate of between 10% and 11% to the expected pro forma gross cash flow calculated utilizing the weighted average maturity of the securitized loans, and currently applies a risk free discount rate of 6.5% to the anticipated losses attendant to this pro forma cash flow stream. Accordingly, the overall effective discount rate utilized on the cash flows, net of expected credit losses, is approximately 12.5%. Although the Company records the Excess Servicing Receivable and the related reserve on a gross basis, for purposes of evaluation and comparison, the Company calculates an average net discount rate for the net Excess Servicing Receivable. This is calculated by subtracting the present value of the anticipated losses attributable to loans being securitized and sold from the present value of the expected stream of payments to derive the present value of the net Excess Servicing Receivable. The Company then determines the average discount rate that equates the expected payments, net of expected losses, to the value of the Excess Servicing Receivable, which, with respect to its most recent securitization, is approximately 12.5%. To estimate the anticipated average lives of the loans sold in securitization transactions, management estimates prepayment, default and interest rates on a pool-by-pool basis. If actual experience varies from management estimates at the time loans are sold, the Company may be required to write down the remaining Excess Servicing Receivable through a charge to earnings in the period of adjustment.

     Prepayment rates and default rates may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing, most of which are not within the Company's control. A decrease in prevailing interest rates could cause prepayments to increase, thereby requiring a writedown of the Excess Servicing Receivable. Even if actual prepayment rates occur more slowly and default rates are lower than management's original estimates, the Excess Servicing Receivable would not increase.

     Furthermore, management's estimates of prepayment rates and default rates are based, in part, on the historical performance of the Company's Title I Loans. The Company is originating an increasing proportion of Conventional Loans, while historical performance data is based primarily on Title I Loans. In addition, a significant portion of the Company's securitized loans sold were very recently originated or were acquired in bulk purchases. No assurance can be given that these loans, as with any new loan, will perform in the future in accordance with the Company's historical experience. In addition, when the Company introduces new loan products it may have little or no historical experience on which it can base its estimates, and thus its estimates may be less reliable. During the fiscal year ended September 30, 1996, the Company increased its provision for credit losses, $2.5 million of which was taken because the default rate for a pool of Bulk Loans included in the Company's 1995-2 securitization exceeded the estimates made at the time of the securitization and the adjustment was in conformity with the Company's current estimation methodology. There can be no assurance that the Company will not be required in the future to write down its Excess Servicing Receivable in excess of its provision for credit losses. Any such writedown could have a material adverse effect on the Company's financial condition and results of operations.

     FINANCING OF THE EXCESS SERVICING RECEIVABLE. The Company retains significant amounts of Excess Servicing Receivable on its balance sheet. The Company currently does not hedge this asset. The Company finances its Excess Servicing Receivable with term-line borrowings under various term lines of credit with lenders (collectively, the "Term Lines"). Borrowings under the Term Lines bear interest at floating rates. The Company, however, cannot reprice its Excess Servicing Receivable on its balance sheet, which has an expected average life of four to six years. Therefore, the Company remains at risk that its financing sources may increase the interest rates they charge the Company.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125 ("FASB 125"), "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities." FASB 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. FASB 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. FASB 125 is generally effective for transactions that occur after December 31, 1996, and it is to be applied prospectively. FASB 125 requires the Company to allocate the total cost of mortgage loans sold to the mortgage loans sold (servicing released), retained certificates and servicing rights based on their relative fair values. The Company will be required to assess the retained certificates and servicing rights for impairment based upon the fair value of those rights. The Company adopted FASB 125 during the quarter ended March 31, 1997. As a result of the adoption of FASB 125, the Company's earnings were decreased by $556,000 after tax over the earnings that would have been recorded utilizing the Company's previous accounting method. Additionally, under FASB 115, the Company deferred $7.2 million of its gain on sale of loans, which was recorded as a separate component of equity, net of tax. FASB 125 also required certain reclassifications on the Company's balance sheet and income statement. On the balance sheet, the Excess Servicing Receivable has been reclassified as an "available for sale" investment security and renamed as Interest Only Strip ("I/O Strip"), with the allowance for losses on loans sold reclassified from liabilities to a contra asset to the I/O Strip. In the income statement, the provision for losses on loans sold is now shown as a reduction of the gain on sale of loans.

ABILITY OF THE COMPANY TO CONTINUE GROWTH STRATEGY; POSSIBLE ADVERSE CONSEQUENCES FROM RECENT GROWTH

     The Company's ability to continue its growth strategy depends on its ability to increase the volume of loans it originates and purchases while successfully managing its growth. This volume increase is, in part, dependent on the Company's ability to procure, maintain and manage its increasingly larger warehouse facilities and lines of credit. In addition to the Company's financing needs, its ability to increase its volume of loans will depend on, among other factors, its ability to (i) offer attractive products to prospective borrowers, (ii) attract and retain qualified underwriting, servicing and other personnel, (iii) market its products successfully, especially its new Direct Loan products, (iv) establish new relationships and maintain existing relationships with independent correspondent lenders in states where the Company is currently active and in additional states and (v) build national brand name recognition. In addition, the Company has recently begun to focus resources on the small loan consumer finance industry. There can be no assurance that the Company will successfully enter or compete in this highly competitive segment of the consumer finance industry.

     In light of the Company's rapid growth, the historical performance of the Company's operations, including its underwriting and servicing operations, which were principally related to origination of Title I Loans, may be of limited relevance in predicting future performance with respect to Conventional Loans, especially debt consolidation loans or personal consumer loans. Any credit or other problems associated with the large number of loans originated in the recent past may not become apparent until sometime in the future. Consequently, the Company's historical results of operations may be of limited relevance to an investor seeking to predict the Company's future performance. In addition, purchases of Bulk Loans require the Company to rely to a certain extent on the underwriting practices of the seller of the Bulk Loans. Although the Company has its own review process when purchasing Bulk Loans, the Company occasionally must rely upon the underwriting standards of the originator, which standards may not be as rigorous as the Company's.

     The Company's ability to successfully manage its growth as it pursues its growth strategy will be dependent upon, among other things, its ability to (i) maintain appropriate procedures, policies and systems to ensure that the Company's loans have an acceptable level of credit risk and loss, (ii) satisfy its need for additional short-term and long-term financing, (iii) manage the costs associated with expanding its infrastructure, including systems, personnel and facilities, and (iv) continue operating in competitive, economic, regulatory and judicial environments that are conducive to the Company's business activities. The Company's requirement for additional operating procedures, personnel and facilities is expected to continue over the near term. The Company is absorbing the effects of the implementation of new computer hardware and software to manage its business operations, and it plans to continue to procure hardware and software that require additional corresponding investments in training and education. The Company's significant growth has placed substantial new and increased pressures on the Company's personnel. There can be no assurance that the addition of new operating procedures, personnel and facilities together with the Company's enhanced information systems, will be sufficient to enable it to meet its current operating needs. Changes in the Company's ability to obtain or maintain any or all of these factors or to successfully manage its growth strategy could have a material adverse effect on the Company's operations, profitability and growth.

CONSOLIDATION OF OPERATIONS OF ACQUISITIONS

     Since November 1995, the Company has made numerous acquisitions and intends to acquire additional companies in the consumer finance industry. The Company must successfully integrate the management, marketing, products and systems associated with its acquisitions if the Company is to make current or prospective acquisitions financially successful. In addition, the Company's strategy of acquiring personal consumer loan companies involves introducing the Company's strategic loan products, which are very different from the type of loans such companies now originate, into this origination channel. Acquisitions may produce excess costs and may become significant distractions to management if they are not timely integrated. There can be no assurance that future acquisition opportunities will become available, that such future acquisitions can be accomplished on favorable terms or that such acquisitions, if any, will result in profitable operations in the future or can be integrated successfully with the Company's existing business.

CONCENTRATION OF OPERATIONS IN CALIFORNIA

     Approximately 46.7% of the loans in the Serviced Loan Portfolio at June 30, 1997 were secured by subordinate liens on residential properties located in California. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the California economy and its residential real estate market. California has experienced an economic slowdown or recession over the last several years, which has been accompanied by a sustained decline in the California real estate market. Such a decline may adversely affect the values of properties securing the Company's loans, such that the principal balances of such loans, together with any primary financing on the mortgaged properties, may further increase LTVs, making the Company's ability to recoup losses in the event of a borrower's default extremely unlikely. In addition, California historically has been vulnerable to certain risks of natural disasters, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrower's ability to repay loans made by the Company, which could have a material adverse effect on the Company's results of operations and financial condition.

COMPETITION

     The consumer finance market is highly competitive and fragmented. The Company competes with a number of finance companies that provide financing to individuals who may not qualify for traditional financing. To a lesser extent, the Company competes, or will compete, with commercial banks, savings and loan associations, credit unions, insurance companies and captive finance arms of major manufacturing companies that currently tend to apply more traditional lending criteria. In addition, in recent months, several companies have announced loan programs that will compete directly with the Company's loan products, particularly its Conventional Loans. Many of these competitors or potential competitors are substantially larger and have significantly greater capital and other resources than the Company. In fiscal 1995 and 1996 and the first nine months of fiscal 1997, approximately 68.5%, 93.9% and 81.8%, respectively, of the Company's loans originated (excluding Bulk Loans) were Correspondent Loans, which are expected to remain a significant part of the Company's loan production program. As a purchaser of Correspondent Loans, the Company is exposed to fluctuations in the volume and price of Correspondent Loans resulting from competition from other purchasers of such loans, market conditions and other factors. In addition, the Federal National Mortgage Association ("Fannie Mae") has purchased and is expected to continue to purchase significant volumes of Title I Loans on a whole-loan basis. Purchases by Fannie Mae could be made from sources from which the Company also purchases loans. To the extent that purchasers of loans, such as Fannie Mae, enter or increase their purchasing activities in the markets in which the Company purchases loans, competitive pressures may decrease the availability of loans or increase the price the Company would have to pay for such loans, a phenomenon that has occurred with respect to Title I Loans. In addition, increases in the number of companies seeking to originate loans tends to lower the rates of interest the Company can charge borrowers, thereby reducing the potential value of subsequently earned Gains on Sales of loans. To the extent that any of these lenders or Fannie Mae significantly expand their activities in the Company's market, or to the extent that new competitors enter the market, the Company's results of operations and financial condition could be materially adversely affected.

CONCENTRATION OF CORRESPONDENT LENDERS

     Approximately 79.8%, 48.6% and 39.3% of the loans purchased from correspondent lenders by the Company during fiscal 1995 and 1996 and the first nine months of fiscal 1997, respectively, were originated through the Company's ten largest independent correspondent lenders. Approximately 50% of the loans purchased from correspondent lenders during fiscal 1995 were originated through two independent correspondent lenders. The Company believes that it is possible for its dependence on a small number of independent correspondent lenders to continue for the foreseeable future as the Company focuses extensively on originating Direct Loans. Correspondent lenders are not contractually bound to sell loans to the Company, and, therefore, are able to sell their loans to others or to undertake securitization programs of their own. To the extent that the Company is no longer able to purchase or originate loans from these significant independent correspondent lenders, this could have a material adverse effect on the Company's results of operations and financial condition.

LIMITED OPERATING HISTORY

     The Company was formed in 1994 to combine the operations of FIRSTPLUS Financial and SFAC. The Combination involved the integration of the operations of two companies that previously operated independently. Consequently, the Company has a limited operating history under its new corporate structure upon which prospective investors may base an evaluation of its performance.

DELINQUENCIES; RIGHT TO TERMINATE SERVICING; NEGATIVE IMPACT ON CASH FLOW

     On June 30, 1997, approximately 66.0% (by dollar volume) of the Serviced Loan Portfolio consisted of loans securitized by the Company and sold to grantor or owner trusts. The Company's form of pooling and servicing agreement with each of these trusts provides that the trustee of the related trust may terminate the Company's servicing rights if certain delinquency or loss standards are not met. As of June 30, 1997, none of the pools of securitized loans exceeded the foregoing delinquency standards and no servicing rights had been terminated. However, there can be no assurance that delinquency rates with respect to the Company-sponsored securitized loan pools will not exceed this rate in the future and, if exceeded, that servicing rights will not be terminated, which would have a material adverse effect on the Company's result of operations and financial condition.

     The Company's cash flow can also be adversely impacted by high delinquency and default rates in its grantor and owner trusts. Generally, provisions in the pooling and servicing agreement have the effect of requiring the overcollateralization account, which is funded primarily by the excess servicing on the loans held in the trust, to be increased up to approximately two and on-half times the level otherwise required when the delinquency and the default rates exceed various specified limits. The reserve account was fully funded as of June 30, 1997.

DEPENDENCE ON TITLE I PROGRAM

     A portion of the Company's business is dependent on the continuation of the Title I Program, which is federally funded. The Title I Program provides that qualifying loans are eligible for FHA insurance, although such insurance is limited. From time to time, legislation has been introduced in both houses of the Congress that would, among other things, abolish the Department of Housing and Urban Development ("HUD"), reduce federal spending for housing and community development activities and eliminate the Title I Program. No assurance can be given that the Title I Program will continue in existence or that HUD will continue to receive sufficient funding for the operation of the Title I Program. Discontinuation of or a significant reduction in the Title I Program or the Company's authority to originate or purchase loans under the Title I Program could have a material adverse effect on the Company's results of operations and financial condition.

IMPACT OF REGULATION AND LITIGATION

     The Company's business is subject to regulation and licensing under various federal, state and local statutes and regulations requiring, among other things, the licensing of lenders, adequate disclosure of loan terms and limitations on the terms and interest rates of consumer loans, collection policies, creditor remedies and other trade practices. An adverse change in these laws or regulations could have an adverse effect on the Company by, among other things, limiting the interest and fee income the Company may generate on existing and additional loans, limiting the states in which the Company may operate or restricting the Company's ability to realize on the collateral securing its loans.

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company, which could have a material adverse effect on the Company's results of operations and financial condition.

     Industry participants are frequently named as defendants in litigation involving alleged violations of federal and state consumer lending laws and regulations, or other similar laws and regulations, as a result of the consumer-oriented nature of the industry in which the Company operates and uncertainties with respect to the application of various laws and regulations in certain circumstances. If a significant judgment were rendered against the Company in connection with any litigation, it could have a material adverse effect on the Company's financial condition and results of operations.

     The Company's loans under the Title I Program are eligible for FHA insurance. The FHA insures 90% of such loans and certain interest costs, provided that the Company has not depleted its loss reserve account established with the FHA and the loans were properly originated according to FHA regulations. The amount of insurance coverage in a lender's FHA loss reserve account is equal to 10% of the original principal amount of all Title I Loans originated and the amount of the reserves for purchased loans reported for insurance coverage by the lender, less the amount of all insurance claims approved for payment in connection with losses on such loans and other adjustments. If at any time claims exceed the loss reserve balance, the remaining Title I Loans will be uninsured. In addition, the Title I Program sets loan origination guidelines that must be satisfied by the lender in connection with the origination of Title I Loans in order for the FHA to insure those loans. The Company's failure to comply with such requirements could result in denial of payment by the FHA. There can be no assurance that losses will not exceed the Company's loss reserve account or that the Company will not be adversely affected by such defaults. The Company's Conventional Loans are not insured.

CONCENTRATION OF VOTING CONTROL IN MANAGEMENT

     At June 30, 1997, Daniel T. Phillips, the Company's President, Chief Executive Officer and Chairman of the Board, and Eric C. Green, the Company's Chief Financial Officer, beneficially own or otherwise control an aggregate of approximately 13.1% and 1.6%, respectively, of the outstanding voting Common Stock. Therefore, Messrs. Phillips and Green are able to exercise significant influence with respect to the election of the entire Board of Directors of the Company (the "Board") and all matters submitted to the Company stockholders. Messrs. Phillips and Green are also able to significantly influence the direction and future operations of the Company, including decisions regarding the issuance of additional shares of Common Stock and other securities. In addition, as long as Messrs. Phillips and Green beneficially own or otherwise control a significant block of issued and outstanding Common Stock, it will be difficult for third parties to obtain control of the Company through purchases of Common Stock not beneficially owned or otherwise controlled by Messrs. Phillips and Green.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon the continued services of Daniel T. Phillips or Eric C. Green and certain of the Company's other key employees. While the Company believes that it could find replacements for its executive officers and key employees, the loss of their services could have an adverse effect on the Company's operations. Each of the Company's executive officers has entered into an employment agreement with the Company.

EVENTS OF DEFAULT UNDER CERTAIN FINANCING FACILITIES

     The loss of the services of Daniel T. Phillips as Chief Executive Officer of the Company would constitute an event of default under one of the Company's credit facilities, which in turn would result in defaults under other indebtedness. Mr. Phillips has entered into an employment agreement with the Company.

EFFECT OF CERTAIN ANTITAKEOVER PROVISIONS

     Certain provisions of the Company's Articles, the Company's Bylaws, the Nevada General Corporation Law (the "NGCL") and the Indenture for the outstanding 7.25% Convertible Subordinated Notes due 2003 of the Company (the "Convertible Notes") could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's stockholders. For example, the Company's Articles deny the right of stockholders to amend the Company's Bylaws and require advance notice of stockholder proposals and nominations of directors. The Company is also subject to provisions of the NGCL that prohibit a publicly-held Nevada corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 10% or more of the corporation's outstanding voting shares (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. In addition, the Indenture for the Convertible Notes provides that in the event of a "change of control" (as defined therein) holders of the Convertible Notes have the right to require that the Company repurchase the Convertible Notes in whole or in part.

SECURITIES TRADING; POSSIBLE VOLATILITY OF PRICES

     The Common Stock is quoted on the Nasdaq National Market. The market price for shares of Common Stock may be significantly affected by such factors as quarter-to-quarter variations in the Company's results of operations, news announcements or changes in general market or industry conditions.

                                   USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock that may be offered from time to time by the Selling Stockholders. See "Plan of Distribution; Selling Stockholders." The Company will receive none of the proceeds from the sale of the Common Stock offered hereby by the Selling Stockholders.

                      PLAN OF DISTRIBUTION; SELLING STOCKHOLDERS

     This Prospectus relates to 889,209 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders. Set forth below is information, as of the date hereof, regarding the beneficial ownership of the Shares by each Selling Stockholder.

                                   NUMBER OF SHARES     NUMBER OF     NUMBER OF SHARES
                                   OF COMMON STOCK      SHARES OF     OF COMMON STOCK
                                  BENEFICIALLY OWNED      COMMON     BENEFICIALLY OWNED
                                       PRIOR TO           STOCK            AFTER
         NAME                        OFFERING (1)        OFFERED         OFFERING (2)
         ----                     ------------------    ---------    ------------------
Ruth J. Apel.......................       1,357            679               679

Charles H.F. Beach.................         217            109               109

Harry T. Begg, Trustee.............         651            326               326

Ronald J. Begg, Trustee............         651            326               326

Dorothy L. Bloom ..................         244            122               122

Nonnie B. Booher...................         244            122               122

Gordon Y. Boyd.....................       4,071          2,036             2,036

Carey & Co.........................      16,179          8,090             8,090

Guy E. Carr........................          54             27                27

Roger V. Cramer....................          54             27                27

Mellsha T. Durke...................      62,567         31,284            31,284

Rebecca J. Egnot...................         162             81                81

H. William Fletcher................      35,529         17,765            17,765

Rebecca Osborne Egnot..............       4,886          2,443             2,443

Kevin Gates........................     574,050        287,025           287,025

Stan R. Goodburn...................       1,357            679               679

Carol A. Hammond...................       1,085            543               543

Hare & Co. ........................       8,523          4,262             4,262

Richard T. Hibbard ................         651            326               326

William D. Hibbard.................         651            326               326

Jeanne Kathryn Beach Holmquict.....         217            109               109

Robert G. Jack Trust...............         977            489               489

David Lee Jones....................         787            394               394

Carolyn Larson.....................         162             81                81

Paul Meszaros & Betty S. Meszaros..       2,714          1,357             1,357

The Ohio Company...................       4,886          2,443             2,443


                                      14


Cheryl J. Osborne..................       8,550          4,275             4,275

Cheryl Jane Osborne................      16,287          8,144             8,144

Dorothy M. Osborne.................      92,187         46,094            46,094

Earl W. Osborne....................       8,686          4,343             4,343

Laura S. Osborne...................      86,107         43,054            43,054

Lewis K. Osborne III...............     100,304         50,152            50,152

Park National Bank.................         352            176               176

Carolyn E. Roblyer.................          54             27                27

Georgianna Rymer...................       1,303            652               652

Louis G. Rymer & Georgianna Rymer..       6,487          3,244             3,244

Pete Sholten.......................       2,307          1,154             1,154

Laura O. Slemp.....................       4,886          2,443             2,443

Laura R. Slemp.....................         162             81                81

Samuel J. Smith & Kathryn Smith....       1,465            733               733

Gary L. Shutt......................         108             54                54

Doris Todd.........................      70,151         35,076            35,076

G. Elton Todd......................     479,848        239,924           239,924

Grover E. Todd.....................      88,122         44,061            44,061

K. Brian Todd......................      88,122         44,061            44,061

--------------------
(1) Unless otherwise indicated, to the knowledge of the Company, the persons and entities named in the table have sole voting and sole investment power with respect to all shares of Common Stock beneficially owned, subject to community property laws where applicable.

(2) Assumes that all shares of Common Stock offered hereby by each Selling Stockholder are actually sold. Such presentation is based on 34,461,473 shares of Common Stock outstanding as of June 30, 1997.

    Except for the shares of Common Stock beneficially owned by Kevin Gates, Mellsha T. Durke, H. William Fletcher, Doris Todd, G. Elton Todd, Grover E. Todd, and K. Brian Todd, the shares of Common Stock beneficially owned by the Selling Stockholders were acquired by such Selling Stockholders in connection with the acquisition by the Company of all of the outstanding capital stock of The Modern Finance Company, which was effective as of May 21, 1997. Kevin Gates acquired his shares of Common Stock in connection with the acquisition by the Company of all the outstanding capital stock of Freedom Mortgage Corporation, which was effective as of August 29, 1997. Mellsha T. Durke, H. William Fletcher, Doris Todd, G. Elton Todd, Grover E. Todd, and K. Brian Todd acquired their shares of Common Stock in connection with the acquisition by the Company of all the outstanding capital stock of Southern Management Corporation, which was effective as of August 29, 1997. In connection with the acquisition by the Company of Modern Finance, Southern Management, and Freedom Mortgage, the Company agreed to file the Registration Statement of which this Prospectus forms a part.

    The Company has been advised by the Selling Stockholders that they intend to sell all or a portion of the Shares offered by this Prospectus from time to time (i) on the Nasdaq National Market, (ii) otherwise than on the Nasdaq National Market, in negotiated transactions (which may include the pledge or hypothecation of some or all of the Shares) at fixed prices which may be changed, at market prices prevailing at the time of sale or at prices reasonably related thereto or at negotiated prices, or (iii) by a combination of the foregoing methods of sale. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for which such broker-dealers may act as agent or to whom they may sell as principal, or both. The Company is not aware as of the date of this Prospectus of any agreements between any of the Selling Stockholders and any broker-dealers with respect to the sale of the Shares offered by this Prospectus. The Selling Stockholders and any broker, dealer or other agent executing sell orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which event commissions received by any such broker, dealer or agent and profit on any resale of the Shares of principal may be deemed to be underwriting commissions under the Securities Act. Such commissions received by a broker, dealer or agent may be in excess of customary compensation. The Shares may also be sold in accordance with Rule
144 and Rule 145 under the Securities Act.

    All expenses of registration incurred in connection with the offering will be borne by the Company. All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

    The Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Rule 102 under Regulation M, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholders. Rule 102 under Regulation M provides, with certain exceptions, that it is unlawful for a selling shareholder or its affiliated purchaser to, directly or indirectly, bid for or purchase or attempt to induce any person to bid for or purchase, for an account in which the selling shareholder or affiliated purchaser has a beneficial interest in any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the foregoing may affect the marketability of the Common Stock. The Company will require each Selling Stockholder, and his or her broker if applicable, to provide a letter that acknowledges his compliance with Regulation M under the Exchange Act before authorizing the transfer of such Selling Stockholder's Shares.

                                    LEGAL MATTERS

    The validity of the Shares being offered hereby will be passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

                                       EXPERTS

    The consolidated financial statements of the Company at September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996, incorporated by reference in this Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              --------------------




                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
AVAILABLE INFORMATION......................................................  2
DOCUMENTS INCORPORATED
   BY REFERENCE............................................................  2
PROSPECTUS SUMMARY.........................................................  3
RISK FACTORS...............................................................  5
USE OF PROCEEDS............................................................ 13
PLAN OF DISTRIBUTION;
   SELLING STOCKHOLDERS.................................................... 14
LEGAL MATTERS.............................................................. 16
EXPERTS.................................................................... 16


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                                    889,209 SHARES






                                      FIRSTPLUS
                                FINANCIAL GROUP, INC.


                                     COMMON STOCK




                                  ------------------

                                      PROSPECTUS

                                  ------------------







                              ____________________, 1997





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

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table indicates the expenses to be incurred by the Company in connection with the issuance and distribution of the securities described in this registration statement, other than underwriting discounts and commissions.

    Securities and Exchange Commission Registration Fee............... $12,716
    Nasdaq National Market Filing Fee.................................  17,500
    Blue Sky Fees and Expenses........................................   2,500*
    Accounting Fees and Expenses......................................   5,000*
    Legal Fees and Expenses...........................................  17,500*
    Fees of Transfer Agent and Registrar..............................   1,000*
    Printing and Engraving Fees and Expenses..........................   5,000*
    Miscellaneous.....................................................   3,784*
                                                                       -------
          TOTAL....................................................... $65,000*
                                                                       -------
                                                                       -------

*Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    (a) The Articles of Incorporation of the Registrant, together with its bylaws, provide that the Registrant shall indemnify officers and directors, and may indemnify its other employees and agents, to the fullest extent permitted by law. The laws of the State of Nevada permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgments, fines, settlements and reasonable expenses under certain circumstances.

    (b) The Registrant has also adopted provisions in its Articles of Incorporation that limit the liability of its directors and officers to the fullest extent permitted by the laws of the State of Nevada. Under the Registrant's Articles of Incorporation, and as permitted by the laws of the State of Nevada, a director or officer is not liable to the Registrant or its stockholders for damages for breach of fiduciary duty. Such limitation of liability does not affect liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of any unlawful distribution.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  Exhibits:

         *5.1      Opinion of Jenkens & Gilchrist, a Professional Corporation

         *23.1     Consent of Ernst & Young LLP, Independent Auditors

         *23.2 Consent of Jenkens & Gilchrist, a Professional Corporation (included in the opinion contained as Exhibit 5.1)

         *24.1 Power of Attorney (included on the signature page of the Registration Statement)

     * Filed herewith.

    (b)  Financial Statement Schedules:

         Not Applicable.

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, thereunto duly authorized, in the City of Dallas, and the State of Texas, the 3rd day of September, 1997.

                        FIRSTPLUS Financial Group, Inc.
                        (Registrant)


                        By:  /s/  Daniel T. Phillips
                                  ------------------------------------------
                        Daniel T. Phillips, Chairman of the Board, President and Chief Executive Officer

                                  POWER OF ATTORNEY

    Know All Men By These Presents, that each person whose signature appears below constitutes and appoints Daniel T. Phillips, Eric C. Green and Ronald M Bendalin, and each of them, each with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power and substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



            Signature                     Title                     Date
            ---------                     -----                     ----
/s/   Daniel T. Phillips    Chairman of the Board, President   September 3, 1997
   -----------------------  and Chief Executive Officer
      Daniel T. Phillips    (Principal Executive Officer)

/s/      Eric C. Green      Executive Vice President and       September 3, 1997
   -----------------------  Chief Financial Officer
         Eric C. Green      (Principal Financial and
                            Accounting Officer) and Director

/s/    John Fitzgerald      Director                           September 3, 1997
   -----------------------
       John Fitzgerald

/s/      Dan Jessee         Director                           September 3, 1997
   -----------------------
         Dan Jessee

/s/     Paul Seegers        Director                           September 3, 1997
   -----------------------
        Paul Seegers

/s/   Sheldon I. Stein      Director                           September 3, 1997
   -----------------------
      Sheldon I. Stein

/s/     Paul Nussbaum       Director                           September 3, 1997
   -----------------------
        Paul Nussbaum